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                                                                       EXHIBIT 7

                             DISTRIBUTION AGREEMENT
                                     BETWEEN
                          INFOGRAMES ENTERTAINMENT S.A.
                                       AND
                          GT INTERACTIVE SOFTWARE CORP.

         This Distribution Agreement (this "Agreement") is entered into by and between Infogrames Entertainment S.A. and GT Interactive Software Corp. ("GTIS") as of December __, 1999 (the "Effective Date").

         Whereas, GTIS is in the business of publishing and marketing Products and wishes to license Infogrames to distribute, publish and market Products owned or controlled by GTIS; and

         Whereas, Infogrames wishes to obtain the right to distribute, publish and market Products owned or controlled by GTIS;

         NOW THEREFORE, in consideration of the mutual covenants contained herein, the parties hereby agree as follows:

1.       Definitions

         (a) "Chargeback" means deductions customers take against an Infogrames invoice for price protection, promotions or markdowns.

         (b) "Confidential Information" means trade secrets, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, diagrams, data, computer programs, business activities and operations. In order to be considered "Confidential Information," the information must contain a legend, such as "Confidential Information," "Confidential" or "Proprietary," or if orally disclosed, such information shall be considered and treated as Confidential Information only if it is clearly identified at the time of disclosure as being confidential and the disclosing party gives written notice within 10 days after disclosure specifically reciting the information orally disclosed and stating that such information is Confidential Information.

         (c) "Costs" means all reasonable costs, employee expenses, cost of materials, fees or other expenses related to the manufacture, distribution, publishing and marketing of the Products, including without limitation, materials, labor, overhead, shipping, insurance, license fees, transmission and taxes and duties.

         (d) "Master" means a gold master cd-rom which is of sufficient quality to allow reproduction of the applicable software product without any material degradation, plus the applicable user manual.

         (e) "Merchandise" means goods and sundries bearing the names, characters,

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                  themes or based on the storylines related to any Product.

         (f) "Net Revenues" means gross revenues, less any returns, Chargebacks, discounts, rebates, Costs, commissions, taxes, duties, insurance and transportation costs.

         (g) "Products" means the Products (in any format, e.g. PC, Macintosh, console, video, online play) to which GTIS has the right to distribute such Products in the Territory, whether licensed or owned by GTIS, and any demonstration versions and derivative works thereof, including without limitation, rights to merchandising, television, film, music, hint books, strategy guides, sequels, add-ons and level packs.

         (h) "Trademarks" means the trademarks, logos, service marks, trade names and other proprietary markings owned by or licensed to GTIS in connection with any Product.

         (i) "Territory" means all countries currently comprising the European Economic Union plus Australia, New Zealand
                  ________________________________.

         (j) All capitalized terms not defined herein are as defined in the Securities Purchase Agreement between the parties dated as of November 15, 1999.

2. License: GTIS hereby grants to Infogrames the exclusive right to, directly or indirectly, publish, manufacture, have manufactured, market, advertise, promote, publicize, distribute, sell, sublicense or otherwise exploit the Products through all channels of distribution in the Territory, subject to rights granted in any license agreement dated prior to November 11, 1999 (the "Pre-existing Agreements"). GTIS shall not renew the Pre-existing Agreements nor allow the Pre-existing Agreements to automatically renew.

3. Trademark License: GTIS hereby grants to Infogrames a royalty-free, non-exclusive, non-transferable license to use GTIS' Trademarks in connection with the exercise of the license granted to Infogrames pursuant to Paragraph 2 of this Agreement. GTIS' Trademarks and the goodwill associated therewith are and remain GTIS' exclusive property. Infogrames shall acquire no right, title or interest in GTIS' Trademarks or the goodwill associated therewith, other than the limited license and right to use GTIS' Trademarks as set forth under this Agreement. All usage of GTIS' Trademarks by Infogrames shall inure to GTIS' benefit. Infogrames will use all reasonable efforts to ensure that all applicable and reasonably necessary Trademarks used for a Product appear clearly on the packaging and major advertising and promotional materials for such Product.

4. Termination of License Agreements: Immediately after the Closing, GTIS agrees to terminate any and all license agreements between GTIS and any European Company

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         Subsidiary as of December 31, 1999.

5. Purchase of Prepackaged Products: If GTIS offers prepackaged Products, Infogrames shall be entitled to purchase such prepackaged Products from GTIS at either (a) GTIS' actual cost of manufacture (excluding overhead), plus 15% or (b) the actual amount paid by GTIS' to the third party vendor, less any rebates, Chargebacks and credits for returns, plus 15%. The prepackaged Products will be purchased on a purchase order basis, under Infogrames standard purchase order terms and conditions.

6. Return of Prepackaged Products: Infogrames shall be entitled to return prepackaged Products purchased from GTIS to GTIS for a full refund or credit, at Infogrames' option.

7. Delivery of Non-Prepackaged Products: GTIS will deliver as soon as practicable a complete Master of any Product which is licensed to Infogrames under this Agreement for manufacture by or for Infogrames pursuant to this Agreement.

8. Royalties on Non-Prepackaged Products: Infogrames will pay to GTIS a royalty on distribution of Products which are manufactured by or for Infogrames pursuant to the license granted herein calculated as follows:

         (a) If a third party is entitled to royalties based on Infogrames' distribution of the specific Product, and the royalty to such third party is based on a percentage of net revenues or net sales, then the royalty will be 30% of the Net Revenues Infogrames actually receives from the distribution of such Product.

         (b) If a third party is entitled to royalties based on Infogrames' distribution of the specific Product, and the royalty to such third party is a fixed price, then the royalty will be 130% of the royalty due to such third party (not including any advance) actually paid by GTIS to the third party for such Product. GTIS will inform Infogrames at the time such Product is delivered to Infogrames of the amount of the royalty due to such third party in writing.

         (c) If the product is internally developed by GTIS then the royalty will be 30% of the Net Revenues Infogrames actually receives from the distribution of the Product.

         (d) No royalties will be due from Infogrames to GTIS for up to 50 units of each Product, to be used for promotional and demonstration purposes.

9. Taxes. All amounts due hereunder include any applicable taxes and duties.

10. Payment Procedures: Infogrames will report to GTIS the amount of royalties due within 60 days after the end of each calendar quarter, and each such report will be accompanied by payment of such amount; provided, however, that Infogrames shall be entitled to credit

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         the amounts to be paid by GTIS to any amounts that GTIS owes to
         Infogrames under any other agreement or security whatsoever. All payments will be made in French Francs.

11. Audit: Infogrames will keep accurate records of the basis for the royalty determination and will make such records available to an independent certified public accountant mutually agreed upon by the parties for inspection during normal business hours, provided however such inspection shall not interfere with Infogrames' normal business activities. Such accountant shall be under an obligation of confidentiality to Infogrames, and will only disclose to GTIS whether or not the royalty reports provided to GTIS by Infogrames were correct, and if not, the amount by which the royalty reports are incorrect. No other information will be provided to GTIS. If Infogrames has underpaid the royalties due, Infogrames will promptly pay the underpaid amount. If Infogrames has overpaid the royalties due, Infogrames may elect, in its sole discretion, to either credit such overpayment against royalties to come due in the future or require GTIS to refund such overpayment to Infogrames promptly. Inspections shall not occur more frequently than once annually and shall not cover the same records more than once.

12. GTIS Warranties and Indemnity: GTIS warrants and represents that any product provided to Infogrames under this Agreement does not and will not infringe any third party proprietary right and that GTIS has sufficient rights to such products to grant Infogrames the licenses under this Agreement. GTIS warrants and represents that it has the right to enter into this Agreement and that this Agreement and GTIS' performance under this Agreement will not conflict or violate any obligations that GTIS may have under an agreement with any third party. GTIS will indemnify Infogrames, and its affiliates, officers, directors and employees, against claims, actions, demands, liabilities, losses, damages, expenses (including reasonable attorneys' fees and legal costs) related to alleged or actual infringement of third party proprietary rights by the Products and to alleged personal injury or property damage related to the Products. GTIS will indemnify Infogrames, and its affiliates, officers, directors and employees, against any claims, liabilities, losses, damages, injuries, costs, expenses, causes of action, claims, demands, assessments and similar matters related to any breach of GTIS' warranties.

13. Infogrames Warranties and Indemnity: Infogrames warrants and represents that it has the full power and authority to enter into this Agreement. Infogrames will indemnify GTIS, and its affiliates, officers, directors and employees, against any claims, liabilities, losses, damages, injuries, costs, expenses, causes of action, claims, demands, assessments and similar matters related to any breach of Infogrames' warranties.

14. Conditions on Indemnity Obligations: The indemnity obligations set forth in this Agreement are conditioned upon the party claiming indemnification (the "Indemnified Party") promptly notifying the indemnifying party (the "Indemnifying Party") of the claim, allowing the Indemnifying Party to control any defense or settlement of such claim and assisting the Indemnifying Party in the defense or settlement so long as the Indemnifying Party reimburses the Indemnified Party's reasonable expenses.

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15.      Term: The term of this Agreement will be the later of (a) seven years or (b) the period of time during which Infogrames and its subsidiaries hold at least a twenty-five percent in the voting stock of GTIS.

16. Termination: This Agreement may be terminated by Infogrames in its sole discretion upon sixty days written notice to GTIS. Either party may terminate this Agreement for a material breach by the other party which has not been cured within sixty days after the non-breaching party provided written notice of such breach to the breaching party.

17. Effect of Termination: Upon termination of this Agreement, the licenses granted hereunder will terminate, provided however, that the licenses will continue to the extent necessary to allow Infogrames to distribute its remaining inventory of Products and to fulfill its obligations under any agreement with a third party. Paragraphs 1, 11, 12, 13, 16 - 28 shall survive termination of this Agreement for any reason.

18. Assignment: Infogrames may assign all or a portion of its rights under this Agreement to (a) its affiliates or (b) in the event of a change in control of Infogrames, to third parties. GTIS may not assign this Agreement to any third party. Subject to the foregoing, the provisions of this Agreement shall apply to and bind the successors and permitted assigns of the parties. Any attempted assignment or other transfer of this Agreement not in compliance with this Paragraph 18 shall be null and void and shall be deemed to be a material breach of this Agreement which is not capable of cure.

19. Disposition of European Operations: GTIS agrees that upon execution of this Agreement, it will take all actions necessary to dispose, as soon as practicable, of its existing publishing and distribution operations in the Territory and those of Company Subsidiaries in the Territory.

20. Confidentiality: Each party agrees that it will hold in strict confidence and not disclose the Confidential Information of the other party to any third party and to use the Confidential Information of the other party for no purpose other than the purposes expressly permitted by this Agreement. Each party shall only permit access to the other party's Confidential Information to those of its employees having a need to know and who have signed confidentiality agreements containing terms at least as restrictive as those contained in this Paragraph 20. Each party shall maintain the confidentiality and prevent accidental or other loss or disclosure of any Confidential Information of the other party with at least the same degree of care as it uses to protect its own Confidential Information but in no event with less than reasonable care. A party's obligations of confidentiality under this Agreement shall not apply to information which such party can document (i) is in the public domain without the breach of any agreement or fiduciary duty or the violation of any law, (ii) was known to the party prior to the time of disclosure without the breach of any agreement or fiduciary duty or the violation of any law, (iii) is independently developed by the party prior to receiving such Confidential Information without reference to any Confidential Information, (iv) is required to be disclosed pursuant to a judicial order, a requirement of a governmental agency or by operation of law, provided that such party gives the other

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         party written notice of any such requirement immediately after learning of any such requirement, and takes all reasonable measures to avoid or limit disclosure under such requirements and to obtain confidential treatment or a protective order and has allowed such other party to participate in the proceeding. Upon written request by either party hereto, the other party shall promptly return all documents and other tangible materials representing the requesting party's Confidential Information and all copies thereof.

21. Governing Law: The laws of France shall govern this Agreement, without regard to conflicts of laws provisions thereof and without regard to the United Nations Convention on Contracts for the International Sale of Goods. In any action or proceeding to enforce rights under this Agreement, the prevailing party shall be entitled to recover costs and attorneys' fees.

22. Relationship of Parties. The parties hereto expressly understand and agree that the parties are independent contractors in the performance of each and every part of this Agreement.

23. Amendment and Waiver. Except as otherwise expressly authorized herein, any provision of this Agreement may be amended and the observance of any provision of this Agreement may be waived only with the written consent of the parties.

24. Headings. Headings and captions are for convenience only and are not to be used in the interpretation of this Agreement.

25. Notices. All notices, statements, and reports required or permitted by this Agreement shall be in writing and deemed to have been effectively given and received; (i) five (5) business days after the date of mailing if sent by registered or certified mail, postage prepaid, with return receipt requested; (ii) when transmitted if sent by facsimile, provided a confirmation of transmission is produced by the sending machine and a copy of such facsimile is promptly sent by another means specified in this Paragraph 25; or (iii) when delivered if delivered personally or sent by express courier service.
         Notices shall be addressed as follows:


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
         If to Infogrames:                                  If to GTIS:
         Infogrames Entertainment S.A.                      GT Interactive Software Corp.
         84, rue du 1er Mars 1943                           417 Fifth Avenue
         Villeurbanne, 69100                                New York, New York 10016
         France                                             Attention:  Thomas Heymann
         Attention:  Thomas Schmider                        Telecopy:  (212) 679-3424
         Telecopy:  (011 33) 472 655116                     Confirm:  (212) 726-0749
         Confirm:  (011 33) 472 655000

         And                                                with a copy to:

         Attention:  Frederic Garnier                       Kramer Levin Naftalis & Frankel LLP
         Telecopy:  (011 33) 472 655059                     919 Third Avenue
         Confirm: (011 33) 472 655000                       New York, New York 10022
                                                            Attention:  David P. Levin, Esq.
         with a copy to:                                    Telecopy:  (212) 715-8000
                                                            Confirm:  (212) 715-9100
         Pillsbury Madison & Sutro LLP
         235 Montgomery Street
         San Francisco, California 94104
         Attention: Nathaniel M. Cartmell, Esq.
                    Ronald E. Bornstein, Esq.
         Telecopy:  (415) 983-1200
         Confirm:  (415) 983-1000

26. Entire Agreement. This Agreement supersedes all proposals, oral or written, all negotiations, conversations, or discussions between or among parties relating to the subject matter of this Agreement and all past dealing or industry custom.

27. Severability. If any provision of this Agreement is held to be illegal or unenforceable, that provision shall be limited or eliminated to the minimum extent necessary so that this Agreement shall otherwise remain in full force and effect and enforceable.

28. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties have executed this Distribution Agreement on the Effective Date.

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INFOGRAMES ENTERTAINMENT S.A.                GT INTERACTIVE SOFTWARE CORP:


By:  _____________________________           By:  ______________________________

Name:  ___________________________           Name:  ____________________________

Title:  __________________________           Title:  ___________________________



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